Filed pursuant to Rule 424(b)(4)
Registration No. 333-180116

PROSPECTUS

22,339,143 Shares

Caesars Entertainment Corporation

Common Stock

This prospectus relates solely to the resale of up to an aggregate of 22,339,143 shares of our common stock by the selling stockholders identified in this prospectus (which term as used in this prospectus includes pledgees, donees, transferees or other successors-in-interest). We are registering the offer and sale of the shares, which were acquired by the selling stockholders in the Acquisition (as defined below). See “Prospectus Summary—Our Company” on page 1 of this prospectus for a discussion of the Acquisition.

The selling stockholders may offer the shares from time to time as they may determine through public or private transactions or through other means described in the section entitled “Plan of Distribution” at fixed or privately negotiated prices. The prices at which the selling stockholders may sell the shares may be determined by the prevailing market price for the shares at the time of sale, may be different than such prevailing market prices or may be determined through negotiated transactions with third parties.

We will not receive any of the proceeds from the sale of these shares by the selling stockholders. We have agreed to pay all expenses relating to registering the securities. The selling stockholders will pay any brokerage commissions and/or similar charges incurred for the sale of these shares.

Because all of the shares offered under this prospectus are being offered by the selling stockholders, we cannot currently determine the price or prices at which our shares may be sold under this prospectus.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “CZR.” On March 14, 2012, the last reported sale price of our common stock on the NASDAQ Global Select Market was $12.88.

Investing in our common stock involves risks. You should read the section entitled “Risk Factors” beginning on page 4 for a discussion of certain risks that you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated March 27, 2012.

You should rely only on the information contained in or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or in any documents incorporated by reference is accurate only as of the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

We have proprietary rights to a number of trademarks used in this prospectus that are important to our business, including, without limitation, Caesars Entertainment, Caesars Palace, Harrah’s, Total Rewards, World Series of Poker, Horseshoe, Paris Las Vegas, Flamingo Las Vegas and Bally’s Las Vegas. We have omitted the ® and ™ trademark designations for such trademarks named in this prospectus.

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PROSPECTUS SUMMARY

The following summary contains information about Caesars Entertainment Corporation and its common stock. It does not contain all of the information that may be important to you in making a decision to participate in the offering. For a more complete understanding of Caesars Entertainment Corporation, we urge you to read this prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Statements Concerning Forward Looking Statements” and “Where You Can Find Additional Information.” In connection with the reclassification of our common stock in 2010, we changed our name from Harrah’s Entertainment, Inc. to Caesars Entertainment Corporation, and the name of our operating company, Harrah’s Operating Company, Inc., to Caesars Entertainment Operating Company, Inc. Unless otherwise noted or indicated by the context, the term “Caesars” refers to Caesars Entertainment Corporation, “we,” “us” and “our” refer to Caesars and its consolidated subsidiaries, and “CEOC” refers to Caesars Entertainment Operating Company, Inc.

Our Company

We are the world’s most diversified casino-entertainment provider and the most geographically diverse U.S. casino-entertainment company. Our business is primarily conducted through a wholly-owned subsidiary, CEOC, although certain material properties are not owned by CEOC. As of December 31, 2011, we owned, operated or managed, through various subsidiaries, 52 casinos in 12 U.S. states and seven countries. The majority of these casinos operate in the United States and England. Our casino entertainment facilities operate primarily under the Harrah’s, Caesars, and Horseshoe brand names in the United States. Our casino entertainment facilities include 33 land-based casinos, 12 riverboat or dockside casinos, three managed casinos on Indian lands in the United States, one managed casino in Canada, one casino combined with a greyhound racetrack, one casino combined with a thoroughbred racetrack, and one casino combined with a harness racetrack. Our land-based casinos include one in Uruguay, nine in England, one in Scotland, two in Egypt, and one in South Africa. As of December 31, 2011, our facilities had an aggregate of approximately three million square feet of gaming space and approximately 43,000 hotel rooms. Our industry-leading customer loyalty program, Total Rewards, has over 40 million members. We use the Total Rewards System to market promotions and to generate customer play across our network of properties. In addition, we own an online gaming business, providing for real money casino, bingo and poker in the United Kingdom, alliances with online gaming providers in Italy and France, social games on Facebook and other social media websites, and mobile application platforms. We also own and operate the World Series of Poker tournament and brand.

We were incorporated on November 2, 1989 in Delaware and operated under predecessor companies prior to such date.

On January 28, 2008, Caesars was acquired by affiliates of Apollo Global Management, LLC (“Apollo”) and affiliates of TPG Capital, LP (together with such affiliates, “TPG” and, together with Apollo, the “Sponsors”) in an all-cash transaction, hereinafter referred to as the “Acquisition,” valued at approximately $30.7 billion, including the assumption of $12.4 billion of debt, and the incurrence of approximately $1.0 billion of acquisition costs. Subsequent to the Acquisition, our stock was no longer publicly traded.

Effective February 8, 2012, as the result of our public offering (the “Public Offering”), our common stock trades on the NASDAQ Global Select Market under the symbol “CZR.”

The Sponsors

Apollo

Founded in 1990, Apollo is a leading global alternative asset manager with offices in New York, Los Angeles, London, Frankfurt, Luxembourg, Singapore, Hong Kong and Mumbai. As of December 31, 2011, Apollo had assets under management of approximately $75.2 billion in its private equity, capital markets and real estate businesses.

TPG

TPG is a leading global private investment firm founded in 1992 with $49 billion of assets under management and offices in San Francisco, Beijing, Fort Worth, Hong Kong, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, Paris, Shanghai, Singapore and Tokyo. TPG has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, growth investments, joint ventures and restructurings.

Additional Information

For a description of our business, financial condition, results of operations and other important information regarding Caesars, we refer you to our filings with the SEC incorporated by reference in this prospectus. For instructions on how to find copies of these documents, see “Where You Can Find Additional Information.”

Our principal executive offices are located at One Caesars Palace Drive, Las Vegas, NV 89109, and our telephone number is (702) 407-6000. The address of our internet site is www.caesars.com. This internet address is provided for informational purposes only and is not intended to be a hyperlink. Accordingly, no information in this internet address is included or incorporated by reference herein.

The Offering

The following summary describes the principal terms of Caesars’ common stock. The “Description of Capital Stock” section of this prospectus contains more detailed descriptions of the terms and conditions of Caesars’ common stock.

Shares of common stock offered for resale by the selling stockholders in this offering	22,339,143 shares

Shares to be outstanding as of March 9, 2012 upon completion of this offering	125,297,197 shares

Common stock voting rights	Each share of our common stock will entitle its holder to one vote.

Dividend policy	We intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. We do not anticipate paying any dividends for the foreseeable future. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business conditions and covenants under any applicable contractual arrangements, including our indebtedness.

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock pursuant to this prospectus.

NASDAQ trading symbol	“CZR”

Risk factors	Please see the sections entitled “Risk Factors” included in this prospectus and “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference in this prospectus, for a discussion of some of the factors you should carefully consider before deciding to invest in our common stock.

RISK FACTORS

Investing in our common stock involves risk. You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus or incorporated by reference in this prospectus. In addition to those listed below and elsewhere in this prospectus, you should also consider the risks, uncertainties and assumptions discussed under the caption “Item 1A. Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference in this prospectus. Any of these risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or a part of your original investment. These risk factors may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

Risks Related to this Offering

An active trading market for our common stock may not develop.

Prior to the Public Offering, which closed on February 13, 2012, there was not a public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market or how liquid that market might become. Our shares may be less liquid than the shares of other newly public companies and there may be imbalances between supply and demand for our shares. As a result our share price may experience significant volatility and may not necessarily reflect the value of our expected performance. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.

Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities.

There are 125,297,197 shares of our common stock outstanding as of March 9, 2012. All of the outstanding shares of our common stock are eligible for resale under Rule 144 or Rule 701 of the Securities Act, subject to volume limitations, applicable holding period requirements and the lockup agreements described below or other contractual restrictions. The Sponsors have the ability to cause us to register the resale of its shares, and our management members who hold shares will have the ability to include their shares in such registration.

In connection with the Public Offering, we have agreed not to offer or sell, dispose of or hedge, directly or indirectly any common stock without the permission of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. for a period of 180 days from the pricing of the Public Offering, subject to certain exceptions and automatic extension in certain circumstances; provided that, after 30 days from the pricing of the Public Offering, we will be permitted to issue and sell common stock to retire existing indebtedness and/or for debt for equity exchange transactions. In addition, our named executive officers and certain holders of our outstanding common stock and options to purchase our common stock, including the Sponsors, have agreed not to offer or sell, dispose of or hedge, directly or indirectly, any common stock without the permission of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. for a period of 180 days and 270 days, respectively, from the pricing of the Public Offering, subject to certain exceptions and automatic extension in certain circumstances. The selling stockholders have agreed not to offer or sell, dispose of or hedge, directly or indirectly 50% of their shares that are being registered pursuant to this prospectus without the permission of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. for a period of 180 days from the pricing of the Public Offering, subject to certain exceptions and automatic extension in certain circumstances.

We may issue shares of common stock or other securities from time to time as consideration for future acquisitions and investments or for any other reason that our board of directors, or Board, deems advisable. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of common stock or other securities in connection with any such acquisitions and investments. As of March 9, 2012, options to purchase 8,076,890 shares of common stock are outstanding under our Management Equity Incentive Plan, assuming no changes to the plan, and warrants to purchase 382,129 shares of our common stock are outstanding. We intend to file with the SEC a registration statement on Form S-8 covering the shares issuable under awards we have already granted under our Management Equity Incentive Plan and the shares reserved for issuance under our 2012 Performance Incentive Plan. Assuming effectiveness of the registration statement on Form S-8, such shares will be freely tradable though they will be subject to the lock-up arrangements and the transfer restrictions pursuant to the Management Investor Rights Agreement described in “Item 13. Certain Relationships and Related Party Transactions, and Director Independence—Management Investor Rights Agreement” in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference in this prospectus.

We cannot predict the size of future issuances of our common stock or other securities or the effect, if any, that future issuances and sales of our common stock or other securities, including future sales by the Sponsors, will have on the market price of our common stock. Sales of substantial amounts of common stock (including shares of common stock issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

The price and trading volume of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume of our common stock may fluctuate and cause significant price variations to occur. Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares of common stock. The market price for our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	conditions that impact demand for our products and services;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	changes in earnings estimates or recommendations by securities analysts who track our common stock;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in government and environmental regulation, including gaming taxes;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival and departure of key personnel;

•	the small percentage of shares to be publicly traded after the Public Offering;

•	changes in our capital structure;

•	sales of common stock by us or members of our management team;

•	the expiration of contractual lockup agreements; and

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changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in the gaming, lodging, hospitality and entertainment industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price.

Apollo and TPG control us, and their interests may conflict with or differ from your interests as a stockholder.

Hamlet Holdings LLC, a Delaware limited liability company (“Hamlet Holdings”), the members of which are comprised of an equal number of individuals affiliated with each of the Sponsors, beneficially owns 69.9% of our common stock pursuant to an irrevocable proxy providing Hamlet Holdings with sole voting and sole dispositive power over those shares. The members of Hamlet Holdings have the power to elect all of our directors. Hamlet Holdings has the ability to vote on any transaction that requires the approval of our Board or our stockholders, including the approval of significant corporate transactions such as mergers and the sale of substantially all of our assets.

The interests of the members of Hamlet Holdings could conflict with or differ from the interests of holders of our common stock. The Sponsors are in the business of making or advising on investments in companies it holds, and may from time to time in the future acquire interests in or provide advice to businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. One or both of the Sponsors may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

The concentration of ownership held by the Sponsors and their co-investors could delay, defer or prevent a change of control of us or impede a merger, takeover or other business combination which another stockholder may otherwise view favorably. In addition, a sale of a substantial number of shares of stock in the future by funds affiliated with the Sponsors or their co-investors could cause our stock price to decline.

So long as affiliates of the Sponsors continue to own a significant amount of the outstanding shares of our common stock, they will continue to be able to strongly influence or effectively control our decisions.

In addition, we have an executive committee that serves at the discretion of our Board and is authorized to take such actions as it reasonably determines appropriate. Currently, the executive committee may act by a majority of its members, provided that at least one member designated by Apollo Members (as defined under “Item 13. Certain Relationships and Related Party Transactions, and Director Independence—Hamlet Holdings Operating Agreement” in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference in this prospectus) and one member designated by TPG Members (as defined under “Item 13. Certain Relationships and Related Party Transactions, and Director Independence—Hamlet Holdings Operating Agreement” in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference in this prospectus) must approve any action of the executive committee. See “Item 10. Directors, Executive Officers and Corporate Governance—Committees of Our Board of Directors—Executive Committee” in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference in this prospectus, for a further discussion.

Our stockholders are subject to extensive governmental regulation and if a stockholder is found unsuitable by the gaming authority, that stockholder would not be able to beneficially own our common stock directly or indirectly.

In many jurisdictions, gaming laws can require any of our stockholders to file an application, be investigated, and qualify or have his, her or its suitability determined by gaming authorities. Gaming authorities have very broad discretion in determining whether an applicant should be deemed suitable. Subject to certain administrative proceeding requirements, the gaming regulators have the authority to deny any application or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, or fine any person licensed, registered or found suitable or approved, for any cause deemed reasonable by the gaming authorities. For additional information on the criteria used in making determinations regarding suitability, see Exhibit 99.3 (Gaming and Regulatory Overview) to our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference in this prospectus.

For example, under Nevada gaming laws, each person who acquires, directly or indirectly, beneficial ownership of any voting security, or beneficial or record ownership of any non-voting security or any debt security, in a public corporation which is registered with the Nevada Gaming Commission, or the Gaming Commission, may be required to be found suitable if the Gaming Commission has reason to believe that his or her acquisition of that ownership, or his or her continued ownership in general, would be inconsistent with the declared public policy of Nevada, in the sole discretion of the Gaming Commission. Any person required by the Gaming Commission to be found suitable shall apply for a finding of suitability within 30 days after the Gaming Commission’s request that he or she should do so and, together with his or her application for suitability, deposit with the Nevada Gaming Control Board, or the Control Board, a sum of money which, in the sole discretion of the Control Board, will be adequate to pay the anticipated costs and charges incurred in the investigation and processing of that application for suitability, and deposit such additional sums as are required by the Control Board to pay final costs and charges. Additionally, under Ohio law, an institutional investor, which is broadly defined and includes any corporation, that holds any amount of our stock will be required to apply for and obtain a waiver of suitability determination.

Furthermore, any person required by a gaming authority to be found suitable, who is found unsuitable by the gaming authority, may not hold directly or indirectly the beneficial ownership of any voting security or the beneficial or record ownership of any nonvoting security or any debt security of any public corporation which is registered with the gaming authority beyond the time prescribed by the gaming authority. A violation of the foregoing may constitute a criminal offense. A finding of unsuitability by a particular gaming authority impacts that person’s ability to associate or affiliate with gaming licensees in that particular jurisdiction and could impact the person’s ability to associate or affiliate with gaming licensees in other jurisdictions.

Many jurisdictions also require any person who acquires beneficial ownership of more than a certain percentage of voting securities of a gaming company and, in some jurisdictions, non-voting securities, typically 5%, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability, subject to limited exceptions for “institutional investors” that hold a company’s voting securities for investment purposes only.

Some jurisdictions may also limit the number of gaming licenses in which a person may hold an ownership or a controlling interest. In Indiana, for example, a person may not have an ownership interest in more than two Indiana riverboat owner’s licenses.

Because we have not paid dividends since the Acquisition and do not anticipate paying dividends on our common stock in the foreseeable future, you should not expect to receive dividends on shares of our common stock.

We have no present plans to pay cash dividends to our stockholders and, for the foreseeable future, intend to retain all of our earnings for use in our business. The declaration of any future dividends by us is within the discretion of our Board and will be dependent on our earnings, financial condition and capital requirements, as well as any other factors deemed relevant by our Board.

We are a “controlled company” within the meaning of the NASDAQ rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements.

Hamlet Holdings controls a majority of our voting common stock. As a result, we are a “controlled company” within the meaning of the New York Stock Exchange or NASDAQ corporate governance standards. Under the NASDAQ rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NASDAQ corporate governance requirements, including:

•	the requirement that a majority of the Board consists of independent directors;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors;

•	the requirement that we have a compensation committee that is composed entirely of independent directors; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

As a result of these exemptions, we do not have a majority of independent directors nor do our nominating/corporate governance and compensation committees consist entirely of independent directors and we are not required to have an annual performance evaluation of the nominating/corporate governance and compensation committees. See “Item 13. Certain Relationships and Related Transactions, and Director Independence” in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference in this prospectus. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

Our bylaws and certificate of incorporation contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of our bylaws and our certificate of incorporation may delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our directors. These provisions include:

•	establishing a classified board of directors;

•	establishing limitations on the removal of directors;

•	permitting only an affirmative vote of at least two-thirds of the Board to fix the number of directors;

•	prohibiting cumulative voting in the election of directors;

•	empowering only the Board to fill any vacancy on the Board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

•	eliminating the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholders from acting by written consent if less than 50.1% of our outstanding common stock is controlled by the Sponsors;

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prohibiting amendments to the bylaws without the affirmative vote of at least two-thirds of the Board or the affirmative vote of at least two-thirds of the total voting power of the outstanding shares entitled to vote;

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prohibiting amendments to the certificate of incorporation relating to stockholder meetings, amendments to the bylaws or certificate of incorporation, or the election or classification of the Board without the affirmative vote of two-thirds of the shares entitled to vote on any matter; and

•	establishing advance notice requirements for nominations for election to the Board or for proposing matters that can be acted on by stockholders at stockholder meetings.

Our issuance of shares of preferred stock could delay or prevent a change of control of us. Our Board has the authority to cause us to issue, without any further vote or action by the stockholders, shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders, even where stockholders are offered a premium for their shares.

Together, these charter and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. Furthermore, the existence of the foregoing provisions, as well as the significant common stock controlled by Hamlet Holdings, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This prospectus contains “forward looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties. You can identify forward looking statements because they contain words such as “believes,” “project,” “might,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that concern our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward looking statements. In addition, we, through our senior management, from time to time make forward looking public statements concerning our expected future operations and performance and other developments. These forward looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

We disclose important factors that could cause actual results to differ materially from our expectations under “Risk Factors” herein and under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference in this prospectus, and elsewhere in this prospectus, including, without limitation, in conjunction with the forward looking statements included in this prospectus. All subsequent written and oral forward looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include:

•	the impact of our substantial indebtedness;

•	the impact, if any, of unfunded pension benefits under multi-employer pension plans;

•	the effects of local and national economic, credit and capital market conditions on the economy in general, and on the gaming industry in particular;

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construction factors, including delays, increased costs of labor and materials, availability of labor and materials, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues;

•	the effects of environmental and structural building conditions relating to our properties;

•	our ability to timely and cost-effectively integrate companies that we acquire into our operations;

•	our ability to realize the expense reductions from our cost savings programs;

•	access to available and reasonable financing on a timely basis;

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changes in laws, including increased tax rates, smoking bans, regulations or accounting standards, third-party relations and approvals, and decisions, disciplines and fines of courts, regulators and governmental bodies;

•	litigation outcomes and judicial and governmental body actions, including gaming legislative action, referenda, regulatory disciplinary actions and fines and taxation;

•	the ability of our customer-tracking, customer loyalty and yield-management programs to continue to increase customer loyalty and same-store or hotel sales;

•	our ability to recoup costs of capital investments through higher revenues;

•	acts of war or terrorist incidents, severe weather conditions, uprisings or natural disasters;

•	access to insurance on reasonable terms for our assets;

•	abnormal gaming holds (“gaming hold” is the amount of money that is retained by the casino from wagers by customers);

•	the potential difficulties in employee retention and recruitment as a result of our substantial indebtedness, the ongoing downturn in the gaming industry, or any other factor;

•	the effects of competition, including locations of competitors and operating and market competition; and

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the other factors set forth under “Risk Factors” herein and under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference in this prospectus.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward looking statements contained in this prospectus, which speak only as of the date of this prospectus, may not in fact occur. We undertake no obligation to publicly update or revise any forward looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We are registering these shares of common stock for resale by the selling stockholders, which were acquired in the Acquisition. We will not receive any proceeds from the sale of the shares offered by this prospectus. The net proceeds from the sale of the shares offered by this prospectus will be received by the selling stockholders.

DIVIDEND POLICY

We intend to retain all future earnings, if any, for use in the operation of its business and to fund future growth. We do not anticipate paying any dividends for the foreseeable future. The decision whether to pay dividends will be made by our Board in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business conditions and covenants under any applicable contractual arrangements, including our indebtedness.

SELLING STOCKHOLDERS

The selling stockholders may from time to time offer and sell any or all shares of our common stock set forth below pursuant to this prospectus. When we refer to “selling stockholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in shares of our common stock other than through a public sale.

Certain selling stockholders may be deemed underwriters as defined in the Securities Act. Any profits realized by the selling stockholders may be deemed underwriting commissions.

The following table sets forth, as of February 7, 2012, the name of the selling stockholders for whom we are registering shares for resale to the public, and the number of shares that each selling stockholder may offer pursuant to this prospectus. The shares offered by the selling stockholders were issued pursuant to exemptions from the registration requirements of the Securities Act. The selling stockholders represented to us that they were qualified institutional buyers or accredited investors and were acquiring shares of our common stock for investment and had no present intention of distributing the shares. We have filed with the SEC, under the Securities Act, a Registration Statement on Form S-3 with respect to the resale of the shares of our common stock from time to time by the selling stockholders, and this prospectus forms a part of that registration statement.

We have been advised that, as noted below in the footnotes to the table, 36 of the selling stockholders are affiliates of broker-dealers. We have been advised that each of such selling stockholders purchased shares of common stock in the ordinary course of business, not for resale, and that none of such selling shareholders had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute shares of our common stock. All selling stockholders are subject to Rule 105 of Regulation M and are precluded from engaging in any short selling activities prior to effectiveness of the registration of which this prospectus forms a part.

Based on information provided to us by the selling stockholders and as of the date the same was provided to us, assuming that the selling stockholders sell all the shares of our common stock beneficially owned by them that have been registered by us and do not acquire any additional shares during the offering, the selling stockholders will not own any shares other than those appearing in the column entitled “Number of Shares Owned After the Offering.” We cannot advise as to whether the selling stockholders will in fact sell any or all of such shares. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below.

Selling Stockholder(1)	Number of Shares Owned Prior to the Offering	Number of Shares That May Be Sold	Number of Shares Owned After the Offering
1997 Thomas H. Lee Nominee Trust(2)	120,852	120,852	—
2008 Co-Investment Portfolio, L.P.(3)	777,136	777,136	—
Austi HET, LLC(4)	161,135	161,135	—
AXA Co-Investment Fund III LP(5)	402,838	402,838	—
AXA Co-Investment Fund II FCPR(6)	402,838	402,838	—
Bear Growth Capital Partners, LP(7)	322,270	322,270	—
Brederode International Sarl(8)	33,839	33,839	—
California State Teachers’ Retirement System(9)	1,208,513	1,208,513	—
Citigroup Capital Partners II Employee Master Fund, L.P.(10)	872,927	872,927	—
Co-Investment Partners 2005, L.P.(11)	526,831	526,831	—
Co-Investment Partners (NY), L.P.(11)	520,547	520,547	—

Selling Stockholder(1)	Number of Shares Owned Prior to the Offering	Number of Shares That May Be Sold	Number of Shares Owned After the Offering
CSFB Strategic Partners Holdings III, L.P.(12)	181,277	181,277	—
CSFB Strategic Partners Parallel Holdings III, L.P.(12)	60,426	60,426	—
CS Strategic Partners Holdings 2009, L.P.(12)	241,703	241,703	—
Deutsche Bank Investment Partners, Inc.(13)	805,675	805,675	—
DuPont Pension Trust(14)	161,135	161,135	—
Fox Family Trust of 1991(15)	32,227	32,227	—
GLCP Harrah’s Investment LLP(16)	1,119,889	1,119,889	—
GoldenTree MultiStrategy Ltd.(17)	118,112	118,112	—
GoldenTree Offshore Intermediate Fund, LP(17)	704,483	704,483	—
GoldenTree Offshore Intermediate Fund II, LP(17)	144,216	144,216	—
Goldman Sachs Distressed Opportunities Fund III, L.P.(18)	16,891	16,891	—
Goldman Sachs Distressed Opportunities Fund III Offshore Holdings, L.P.(18)	344,732	344,732	—
Goldman Sachs Distressed Opportunities III Employee Fund, L.P.(18)	41,216	41,216	—
Goldman Sachs Private Equity Concentrated Employee Fund, L.P.(18)	13,894	13,894	—
Goldman Sachs Private Equity Concentrated Opportunities Fund, L.P. (18)	109,526	109,526	—
Goldman Sachs Private Equity Concentrated Opportunities Fund Offshore Holdings, L.P.(18)	41,739	41,739	—
Goldman Sachs Private Equity Opportunities, L.P.(18)	113,719	113,719	—
Goldman Sachs Private Equity Partners 2004, L.P.(18)	17,719	17,719	—
Goldman Sachs Private Equity Partners 2004—Direct Investment Fund, L.P.(18)	101,673	101,673	—
Goldman Sachs Private Equity Partners 2004 Employee Fund, L.P.(18)	27,476	27,476	—
Goldman Sachs Private Equity Partners 2004 Offshore Holdings, L.P.(18)	115,206	115,206	—
Goldman Sachs Private Equity Partners 2005, L.P.(18)	42,939	42,939	—
Goldman Sachs Private Equity Partners 2005—Direct Investment Fund, L.P.(18)	145,235	145,235	—
Goldman Sachs Private Equity Partners 2005 Employee Fund, L.P.(18)	36,847	36,847	—
Goldman Sachs Private Equity Partners 2005 Offshore Holdings, L.P.(18)	145,439	145,439	—
Goldman Sachs Private Equity Partners IX, L.P.(18)	114,261	114,261	—
Goldman Sachs Private Equity Partners IX—Direct Investment Fund, L.P.(18)	157,397	157,397	—
Goldman Sachs Private Equity Partners IX Offshore Holdings, L.P.(18)	219,015	219,015	—
Goldman Sachs Private Equity Partners IX PMD QP Fund, L.P.(18)	32,948	32,948	—
Goldman Sachs Private Equity U.S.—Focused II Offshore Holdings, L.P.(18)	30,500	30,500	—
GSO Harrah’s Holdings (Cayman), Ltd.(19)	191,089	191,089	—
GSO Special Situations Fund LP(20)	190,299	190,299	—
GSO Targeted Opportunity Partners LP(21)	21,451	21,451	—
Hartz Capital Investments, LLC(22)	322,270	322,270	—

Selling Stockholder(1)	Number of Shares Owned Prior to the Offering	Number of Shares That May Be Sold	Number of Shares Owned After the Offering
Highland Capital Partners VII Limited Partnership(23)	202,024	202,024	—
Highland Capital Partners VII-B Limited Partnership(23)	48,955	48,955	—
Highland Subfund VII-HAR Limited Partnership(23)	71,293	71,293	—
KPC Co-Invest LLC(24)	84,596	84,596	—
Lerner Enterprises, LLC(25)	84,016	84,016	—
Louisiana Growth Fund II, LP(26)	80,568	80,568	—
LovShack, LLC(27)	80,568	80,568	—
Magnetar Capital Fund, L.P.(28)	81,889	81,889	—
Magnetar Capital Fund, Ltd.(29)	320,949	320,949	—
Multi-Strategy Holdings, L.P. (18)	33,029	33,029	—
Oak Hill Credit Alpha Fund (Offshore), Ltd.(25)	67,339	67,339	—
Oak Hill Credit Alpha Fund, L.P.(25)	14,035	14,035	—
Oak Hill Credit Opportunities Financing, Ltd.(25)	161,135	161,135	—
OCM Principal Opportunities Fund IV Delaware, L.P. (31)	2,537,957	2,537,957	—
OHA Harrahs Investors, LLC(30)	80,568	80,568	—
OHSF Financing Ltd.(25)	23,333	23,333	—
OHSF II Financing Ltd.(25)	52,982	52,982	—
Perry Partners International Master, Inc.(32)	315,906	315,906	—
Perry Partners L.P.(32)	86,933	86,933	—
Polygon Recovery Fund L.P.(33)	322,270	322,270	—
Pomona ING (US) Holdings Co-Investment, L.P. (34)	322,270	322,270	—
PPM America Private Equity Fund II LP(35)	402,838	402,838	—
SAMC LLC(36)	120,852	120,852	—
Scoggin HLV Ltd(36)	120,852	120,852	—
Silver Point Capital Fund, L.P.(37)	221,561	221,561	—
Silver Point Capital Offshore Master Fund, L.P.(37)	664,682	664,682	—
StepStone Capital Partners II Cayman Holdings, L.P.(3)	493,806	493,806	—
StepStone Capital Partners II Onshore, L.P.(3)	394,090	394,090	—
The Altar Rock Fund Liquidating Trust(38)	5,162	5,162	—
The Raptor Private Portfolio, L.P.(38)	606,655	606,655	—
The Tudor BVI Global Portfolio L.P.(39)	193,860	193,860	—
VF II Holdings, L.L.C.(18)	112,795	112,795	—
VII/SCH HC Holdings LLC(40)	2,417,025	2,417,025	—

Total	22,339,143	22,339,143

(1)	Except as described in footnote 13 below, none of the selling stockholders has had any position, office or other material relationship with Caesars Entertainment Corporation or any of its predecessors or affiliates within the past three years.
(2)

Voting and investment control over the shares held by the 1997 Thomas H. Lee Nominee Trust is exercised by Thomas H. Lee. The address of the stockholder is 767 Fifth Avenue, 6th Floor, New York, NY 10153.

(3)	Voting and investment control over the shares held by StepStone Capital Partners II Onshore, L.P., StepStone Capital Partners II Cayman Holdings, L.P. and 2008 Co-Investment Portfolio, L.P. is exercised by Monte Brem, Tom Keck, Jose Fernandez, Jay Rose, Jim Gamett, Darren Friedman, Johnny Randel and Jason Ment, each of whom disclaims beneficial ownership of the shares. The address of each stockholder is 4350 La Jolla Village Drive, Suite 800, San Diego, CA 92122.
(4)	Voting and investment control over the shares held by Austi HET, LLC is exercised by Gregory K. Wells, Manager. The address for the stockholder is 222 Via Marnell Way, Las Vegas, NV 89119.

(5)	Voting and investment control over the shares held by AXA Co-Investment Fund III LP is exercised by its General Partner, AXA Co-Investment III Ltd. The members of the Board of Directors of the General Partner are: Chris Le Boutillier, Callum Renault, François Chesnay, Alexandre Motte and Michael Ferragamo, each of whom disclaims beneficial ownership of the shares. No single member of the Board of the Directors has the sole capacity to act on behalf of the Board of Directors. The address of the stockholder is 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.
(6)	Voting and investment control over the shares held by AXA Co-Investment Fund II FCPR is exercised by its Management Company, AXA Investment Managers Private Equity Europe S.A. The members of the Executive Board of the Management Company are: Dominique Senequier, Vincent Gombault, Dominique Gaillard, Christophe Florin and Stephan Illenberger, each of whom disclaims beneficial ownership of the shares. No single member of the Executive Board has the sole capacity to act on behalf of the Executive Board. The address of the stockholder is 20 Place Vendome, 75001 Paris, France.
(7)

Affiliated with a registered broker-dealer. Voting and investment control over the shares held by Bear Growth Capital Partners, L.P. is exercised by Ina Drew, John Wilmot and Ana Capella Gomez-Acebo, who are officers of its general partner BGCP GP, LLC. Each of Ms. Drew, Mr. Wilmot and Ms. Capella Gomez-Acebo disclaims beneficial ownership of such shares. The address of the stockholder is 270 Park Avenue, 10th Floor, New York, NY 10017.

(8)	Luigi Santambrogio and Axel van der Mersch exercise voting and dispositive powers with respect to the shares in their capacity as Executive Directors of Brederode International sarl. The address of the stockholder is 32 Boulevard Joseph II, L-1840 Luxembourg, Luxembourg.
(9)

Voting and investment control over the shares held by the California State Teachers’ Retirement System is exercised by Christopher J. Ailman, who disclaims beneficial ownership of the shares. The address of the stockholder is 100 Waterfront Place, 15th Floor, West Sacramento, CA 95605.

(10)

Affiliated with a registered broker-dealer. Citigroup Private Equity LP, as general partner of Citigroup Capital Partners II Employee Master Fund, L.P., and Robert Grogan, as President of the general partner, and Matthew Coeny, Townsend Weekes, Craig Barrack, Francis Genesi and Robert Neira, as Vice Presidents of the general partner, and Jim Deluise, as Treasurer of the general partner, and Ken Hammer, as Assistant Treasurer of the general partner, and Rakesh Patel, as Secretary of the general partner and Carolyn Luxemburg and Nancy F. Ongley, as Assistant Secretaries of the general partner, may each be deemed to share voting and investment power over the shares owned by Citigroup Capital Partners II Employee Master Fund, L.P. The address of the stockholder is c/o Citi Private Equity, 485 Lexington Avenue, 17th Floor, New York, NY 10017.

(11)

Voting and investment control over the shares held by each of Co-Investment Partners 2005, L.P. and Co-Investment Partners (NY), L.P. is ultimately exercised by Brent R. Nicklas (President of Lexington Advisers, Inc., the managing member of CIP Partners II, LLC, which is the general partner of each of Co-Investment Partners 2005, L.P. and Co-Investment Partners (NY), L.P.) who disclaims beneficial ownership of the shares. The address of the stockholder is 660 Madison Avenue, 23rd Floor, New York, NY 10065.

(12)	Affiliated with a registered broker-dealer. Voting and investment control over the shares held by each of CSFB Strategic Partners Holdings III, L.P., CSFB Strategic Partners Parallel Holdings III, L.P. and CS Strategic Partners Holdings 2009, L.P. is exercised by an investment committee of the general partner of each of CSFB Strategic Partners Holdings III, L.P., CSFB Strategic Partners Parallel Holdings III, L.P. and CS Strategic Partners Holdings 2009, L.P., which consists of Nicole Arnaboldi, Stephen Can, A. Jay Baldwin, Vern Perry, Joshua Blaine, Cari Lodge, Peter Song and David Corey, each of who disclaims beneficial ownership of the shares other than to the extent of such persons pecuniary interest. The address of each stockholder is Eleven Madison Avenue, 16th Floor, New York, NY 10010.
(13)	Affiliated with a registered broker-dealer. Several executives of The Cosmopolitan of Las Vegas, a hotel and casino owned by Deutsche Bank Investment Partners, Inc., formerly served as officers of Caesars Entertainment Corporation or its subsidiaries. Voting and investment control over the shares held by DB Investment Partners, Inc. is exercised by Kevin Sullivan, who disclaims beneficial ownership of the shares. The address of the stockholder is 60 Wall Street, New York, NY 10005.

(14)	The DuPont Pension Trust is a Massachusetts trust holding the assets of the DuPont Pension and Retirement Plan. DuPont Capital Management, a Delaware Corporation, is the investment advisor with voting and dispositive power over the shares held by the DuPont Pension Trust. The President of DuPont Capital Management is Valerie J. Sills. Ms. Sills disclaims beneficial ownership of these shares. The address of the stockholder is c/o State Street Corporation, Lafayette Corporate Center, 2 Avenue de Lafayette—LCC6, Boston, MA 02111.
(15)	Voting and investment control over the shares held by The Fox Family Trust of 1991 is exercised by Michael Fox and Tracy Pollan Fox, as co-trustees. The address of the stockholder is 16030 Ventura Blvd, #380, Encino, CA 91436.
(16)	Affiliated with multiple registered broker-dealers. Voting and investment control over the shares held by GLCP Harrah’s Investment LLP is exercised by Mark W.B. Harms. The address of the stockholder is 20 Balderton Street, London, United Kingdom W1K6TL.
(17)

Steven A. Tananbaum serves as Chief Investment Officer for GoldenTree Asset Management LP, the investment manager for each of GoldenTree Multistrategy Ltd., GoldenTree Offshore Intermediate Fund, LP and GoldenTree Offshore Intermediate Fund II, LP. The address of each stockholder is 300 Park Avenue, 21st Floor, New York, NY 10022.

(18)	Affiliated with a registered broker-dealer. Voting and investment control over the shares held by the selling stockholder is exercised jointly by members of Goldman Sachs Private Equity Group’s investment committee, consisting of Michael Brandmeyer, Michael Miele, Marc Boheim, Tuan Lam, Harold Hope, Christian von Schimmelmann, Upacala Mapatuna, Konnin Tam, Gabriel Mollerberg and Stephen Lessar, each of whom disclaims beneficial ownership of the shares. The address of the stockholder is c/o Goldman, Sachs & Co., 200 West Street, New York, NY 10282.
(19)

Affiliated with multiple registered broker-dealers. Voting and investment control over the shares held by GSO Harrah’s Holdings (Cayman), Ltd. is exercised by its members, GSO Special Situations Overseas Master Fund Ltd. and GSO Targeted Opportunity Overseas Partners L.P. (collectively, the “Members”). GSO Capital Partners LP is the investment manager of each of the Members. In addition, each of Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover may have shared voting and dispositive power with respect to the Shares. GSO Advisor Holdings L.L.C. is the general partner of GSO Capital Partners LP. Blackstone Holdings I L.P. is the sole member of GSO Advisor Holdings L.L.C. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is controlled by Mr. Stephen A. Schwarzman, one of its founders. Each of the above, other than Harrah’s Holdings (Cayman), Ltd., disclaims beneficial ownership of the shares held by Harrah’s Holdings (Cayman), Ltd., except to the extent of such party’s pecuniary interest therein. The address of the stockholder is 345 Park Avenue, 31st Floor, New York, NY 10154.

(20)

Affiliated with multiple registered broker-dealers. Voting and investment control over the shares held by GSO Special Situations Fund LP is exercised by its investment manager, GSO Capital Partners LP. In addition, each of Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover may have shared voting and dispositive power with respect to the Shares. GSO Advisor Holdings L.L.C. is the general partner of GSO Capital Partners LP. Blackstone Holdings I L.P. is the sole member of GSO Advisor Holdings L.L.C. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is controlled by Mr. Stephen A. Schwarzman, one of its founders. Each of the above, other than GSO Special Situations Fund LP, disclaims beneficial ownership of the shares held by GSO Special Situations Fund LP, except to the extent of such party’s pecuniary interest therein. The address of the stockholder is 345 Park Avenue, 31st Floor, New York, NY 10154.

(21)

Affiliated with multiple registered broker-dealers. Voting and investment control over the shares held by GSO Targeted Opportunity Partners LP is exercised by its investment manager, GSO Capital Partners LP. In addition, each of Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover may have shared voting and dispositive power with respect to the Shares. GSO Advisor Holdings L.L.C. is the general partner of

GSO Capital Partners LP. Blackstone Holdings I L.P. is the sole member of GSO Advisor Holdings L.L.C. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is controlled by Mr. Stephen A. Schwarzman, one of its founders. Each of the above, other than GSO Targeted Opportunity Partners LP, disclaims beneficial ownership of the shares held by GSO Targeted Opportunity Partners LP, except to the extent of such party’s pecuniary interest therein. The address of the stockholder is 345 Park Avenue, 31st Floor, New York, NY 10154.
(22)	Voting and investment control over the shares held by Hartz Capital Investments, LLC is exercised by Edward J. Stern, Ronald J. Bangs and Jonathan B. Schindel, of whom Messrs. Bangs and Schindel disclaim beneficial ownership of the shares. The address of the stockholder is c/o Hartz Capital, Inc., 400 Plaza Drive, Secaucus, NJ 07094.
(23)

(i) Highland Capital Partners VII Limited Partnership, a Delaware limited partnership (“Highland Capital VII”); (ii) Highland Capital Partners VII-B Limited Partnership, a Delaware limited partnership (“Highland Capital VII-B”); and (iii) Highland Subfund VII-HAR Limited Partnership, a Delaware limited partnership and a subsidiary of Highland Capital Partners VII-C Limited Partnership, a Delaware limited partnership (“Highland Capital VII-C and together with Highland Capital VII and Highland Capital VII-B, the “Highland Investing Entities”). Highland Management Partners VII Limited Partnership, a Delaware limited partnership (“HMP VII”), is the general partner of the Highland Investing Entities; Highland Management Partners VII, LLC, a Delaware limited liability company (“Highland Management”) is the general partner of HMP VII; Robert F. Higgins (“Mr. Higgins”), Paul A. Maeder (“Mr. Maeder”), Daniel J. Nova (“Mr. Nova”), Sean M. Dalton (“Mr. Dalton”), Robert J. Davis (Mr. Davis”), Fergal J. Mullen (“Mr. Mullen”), Corey M. Mulloy (“Mr. Mulloy”) and Peter W. Bell (“Mr. Bell” and together with Mr. Higgins, Mr. Maeder, Mr. Nova, Mr. Dalton, Mr. Davis, Mr. Mullen and Mr. Mulloy, the “Managing Members”), are each Members of Highland Management. Highland Management, as the general partner of the general partner of the Highland Investing Entities, may be deemed to have beneficial ownership of the shares held by the Highland Investing Entities. The Managing Members of Highland Management have shared power over all investment decisions of Highland Management and therefore may be deemed to share beneficial ownership of the shares held by Highland Investing Entities by virtue of their status as controlling persons of Highland Management. Each Managing Member of Highland Management disclaims beneficial ownership of the shares held by the Highland Investing Entities, except to the extent of each such Managing Member’s pecuniary interest therein. Each of Highland Management and HMP VII disclaims beneficial ownership of the shares held by the Highland Investing Entities, except to the extent of each such entity’s pecuniary interest therein. The address of each stockholder is c/o Highland Capital Partners LLC, One Broadway, 16th Floor, Cambridge, MA 02142.

(24)	Voting and investment control over the shares held by KPC Co-Invest LLC is exercised by William Scalzulli, who disclaims beneficial ownership of the shares. The address of the stockholder is One Patriot Place, Foxborough, MA 03025.
(25)

Voting and investment control over the shares held by Lerner Enterprises, LLC, Oak Hill Credit Alpha Fund, L.P., Oak Hill Credit Alpha Fund (Offshore), Ltd., Oak Hill Credit Opportunities Financing, Ltd., OHSF Financing, Ltd. and OHSF II Financing, Ltd. is exercised by Glenn R. August, Scott D. Krase and Robert B. Okun, each of whom disclaims beneficial ownership of the shares. The address of the stockholder is c/o Oak Hill Advisors, L.P., 1114 Avenue of the Americas, 27th Floor, New York, NY 10036.

(26)	Voting and investment control over the shares held by Louisiana Growth Fund, L.P. is exercised by Thomas D. Berman, David Brett, Jeffrey T. Diehl, Elisha P. Gould, Michael S. Lynn, Robin Murray, Craig D. Waslin and David S. Welsh, each of who disclaims beneficial ownership of the shares. The address of the stockholder is c/o Adams Street Partners, LLC, One North Wacker Drive, Suite 2200, Chicago, IL 60606.
(27)	Voting and investment control over the shares held by LovShack, LLC is exercised by FC Capital Partners, LLC which in turn is exercised by its Managing Directors, David P. Fialkow and Joel E. Cutler, each of whom disclaim total beneficial ownership of the shares. The address of the stockholder is 20 University Rd., Suite 450, Cambridge, MA 02138.

(28)

Magnetar Financial LLC is the general partner of the stockholder and has voting control and investment discretion over securities held by the stockholder. Alec Litowitz has voting control over Supernova Management LLC, the general partner of Magnetar Capital Partners LP, the sole managing member of Magnetar Financial LLC. As such, Mr. Litowitz may be considered to have voting and/or dispositive powers with respect to the shares held by the stockholder. The address of the stockholder is c/o Magnetar Financial LLC, 13th Floor, 1603 Orrington Ave, Evanston, IL 60201.

(29)

Magnetar Financial LLC is the investment manager of the security holder and has voting control and investment discretion over securities held by the security holder. Alec Litowitz has voting control over Supernova Management LLC, the general partner of Magnetar Capital Partners LP, the sole managing member of Magnetar Financial LLC. As such, Mr. Litowitz may be considered to have voting and/or dispositive powers with respect to the shares held by the stockholder. The address of the stockholder is c/o Magnetar Financial LLC, 13th Floor, 1603 Orrington Ave, Evanston, IL 60201.

(30)

Voting and investment control over the shares held by OHA Harrahs Investors, LLC is exercised by Glenn R. August. The address of each stockholder is c/o Oak Hill Advisors, L.P., 1114 Avenue of the Americas, 27th Floor, New York, NY 10036.

(31)

Affiliated with a registered broker-dealer. OCM Principal Opportunities Fund IV Delaware, L.P. (“Fund IV Delaware”) holds all the shares. The general partner of Fund IV Delaware is OCM Principal Opportunities Fund IV Delaware GP Inc. (“Fund IV Delaware GP”). The sole shareholder of Fund IV Delaware GP is OCM Principal Opportunities Fund IV, L.P. (“Fund IV”). The general partner of Fund IV GP is OCM Principal Opportunities Fund IV GP, L.P. (“Fund IV GP”). The general partner of Fund IV GP is OCM Principal Opportunities Fund IV GP Ltd. (“Fund IV GP Ltd.”). The sole shareholder of Fund IV GP Ltd. is Oaktree Fund GP I, L.P. (“GP I”). The general partner of GP I is Oaktree Capital I, L.P. (“Capital I”). The general partner of Capital I is OCM Holdings I, LLC (“Holdings I”). The managing member of Holdings I is Oaktree Holdings, LLC (“Holdings”). The managing member of Holdings is Oaktree Capital Group, LLC (“OCG”). The majority holder of the voting units of OCG is Oaktree Capital Group Holdings, L.P. (“OCGH”). The managing member of OCGH is Oaktree Capital Group Holdings GP, LLC (“OCGH GP”). The members of OCGH GP are Kevin Clayton, John Frank, Stephen Kaplan, Bruce Karsh, Larry Keele, David Kirchheimer, Howard Marks and Sheldon Stone. Each of the general partners, managing members, unit holders and members described above disclaims beneficial ownership of any shares beneficially or of record owned by Fund IV Delaware, except to the extent of any pecuniary interest therein. The address of the stockholder is 333 S. Grand Ave., 28th Floor, Los Angeles, CA 90071.

(32)	Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp., the managing general partner of Perry Partners L.P. and the investment manager of Perry Partners International Master Inc. Mr. Perry and Perry Corp., in such capacities, may be deemed to have voting and dispositive powers with respect to the securities held by Perry Partners L.P. and Perry Partners International Master Inc. Each of Mr. Perry and Perry Corp. disclaims beneficial ownership of such securities. The address for each of Perry Partners L.P., Perry Partners International Master Inc., Perry Corp. and Mr. Perry is c/o Perry Capital LLC 767 Fifth Avenue, 19th Floor, New York, NY 10153.
(33)

Voting and investment control over the shares held by Polygon Recovery Fund LP is exercised by Polygon Recovery Fund GP, Polygon Management LP, Polygon Management Ltd., Polygon Global Partners LP, Polygon Global Partners LLP and Messrs. Reade Griffith and Paddy Dear, each of whom (other than Polygon Recovery Fund GP) disclaim beneficial ownership of the shares. The address of the stockholder is c/o Polygon Global Partners LP, 399 Park Avenue, 22nd Floor, New York, NY 10022.

(34)

Affiliated with multiple registered broker-dealers. Voting and investment control over the shares held by Pomona ING (US) Holdings Co-Investment, L.P. is exercised by Michael D. Granoff, Frances N. Janis and Stephen M. Futrell, each of who disclaims beneficial ownership of the shares. The address of the stockholder is c/o Pomona Management LLC, 780 Third Avenue, 46th Floor, New York, NY 10017.

(35)

Affiliated with multiple registered broker-dealers. Voting and investment control of the shares held by PPM America Private Equity Fund II LP (the “Fund”) is exercised by its General Partner, PPM America Capital Partners II, LLC (the “General Partner”). The majority in interest of each of Bruce Gorchow Scott Rooth, Champ Raju and Austin Krumpfes, as members of the General Partner, exercise the voting and investment control of the shares. These individuals disclaim beneficial ownership of the shares. The shares are owned directly by the Fund. The shares may be deemed to be owned directly by the General Partner. The General Partner disclaims beneficial ownership of the shares, except to the extent of its pecuniary interest in the Fund. The address of the stockholder is 225 W. Wacker Drive, Suite 1200.
(36)

Voting and investment control over the shares held by each of SAMC LLC and Scoggin HLV Ltd is exercised indirectly by Craig Effron, who disclaims beneficial ownership of the shares. The address of each stockholder is 660 Madison Avenue, 20th Floor, New York, NY 10065.

(37)	The shares are held by Silver Point Capital Fund, L.P. (“Fund”) and Silver Point Capital Offshore Master Fund, L.P. (“Offshore Fund”). Silver Point Capital, L.P. (“Silver Point”) is the investment manager of the Fund and the Offshore Fund, and as a result, has sole voting and investment power over the shares held by the Fund and the Offshore Fund. Silver Point Capital Management, LLC (“Management”) is the general partner of Silver Point, and as a result, has sole voting and investment power over the shares held by the Fund and the Offshore Fund. Each of Mr. Edward A. Mulé and Mr. Robert J. O’Shea are members of Management, and as a result, they may be deemed to have voting and investment power over the shares held by the Fund and the Offshore Fund. The address of each stockholder is 2 Greenwich Plaza, Greenwich, CT 06830.
(38)

Ultimate voting and investment control over the shares held by each of The Altar Rock Fund Liquidating Trust and The Raptor Private Portfolio L.P. is exercised by James J. Pallotta, who disclaims beneficial ownership of the shares. The address of each stockholder is 50 Rowes Wharf, 6th Floor, Boston MA, 02110.

(39)	The shares reported herein as beneficially owned are owned directly by The Tudor BVI Global Portfolio L.P. (“BVI Portfolio”). Because Tudor Investment Corporation (“TIC”) provides investment advisory services to BVI Portfolio, TIC may be deemed to beneficially own the shares owned by BVI Portfolio. TIC expressly disclaims such beneficial ownership. In addition, because Paul Tudor Jones II is the controlling shareholder of TIC, Mr. Jones may be deemed to beneficially own the shares deemed beneficially owned by TIC. Mr. Jones expressly disclaims such beneficial ownership. The address of the stockholder is c/o Tudor Investment Corporation, 1275 King St., Greenwich, CT 06831.
(40)	Affiliated with a registered broker-dealer. Voting and investment control over the shares held by VII/SCH HC Holdings LLC is exercised by Barry Sternlicht. The address of the stockholder is 591 West Putnam Avenue, Greenwich, CT 06830.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 1,250,000,000 shares of common stock, par value $0.01 per share, and 125,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be designated by the board of directors.

All of our existing common stock is validly issued, fully paid and nonassessable. As of March 9, 2012, there were 230 holders of record of our common stock. The discussion below describes the most important terms of our capital stock, certificate of incorporation and bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference in this prospectus, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

Voting Rights. The holders of Caesars common stock are entitled to one vote per share on all matters submitted for action by the stockholders.

Dividend Rights. Subject to any preferential rights of any then outstanding preferred stock, all shares of Caesars common stock are entitled to share equally in any dividends our Board may declare from legally available sources.

Liquidation Rights. Upon liquidation or dissolution of Caesars, whether voluntary or involuntary, after payment in full of the amounts required to be paid to holders of any then outstanding preferred stock, all shares of Caesars common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all of Caesars’ prior obligations.

Other Matters. The holders of Caesars common stock have no preemptive or conversion rights, and Caesars’ common stock is not subject to further calls or assessments by Caesars. There are no redemption or sinking fund provisions applicable to the common stock except those described below under “—Certain Redemption Provisions.” Except as described below under “—Certain Anti-Takeover, Limited Liability and Indemnification Provisions,” a majority vote of common stockholders is generally required to take action under our certificate of incorporation and bylaws. The rights, preferences and privileges of holders of our common stock are subject to the terms of any series of preferred stock that may be issued in the future.

Preferred Stock

Our Board, without further stockholder approval, will be able to issue, from time to time, up to an aggregate of 125,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices or prices, liquidation preferences and the number of shares constituting any series or designations of such series. Notwithstanding the foregoing, the rights of each holder of preferred stock will be subject at all times to compliance with all gaming and other statutes, laws, rules and regulations applicable to us or such holder at that time. Upon closing of the Public Offering, there were no shares of preferred stock outstanding. Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of us might harm the market price of our common stock. See “—Certain Anti-Takeover, Limited Liability and Indemnification Provisions.”

Certain Redemption Provisions

Caesars’ certificate of incorporation contains provisions establishing the right to redeem the securities of disqualified holders if necessary to avoid any regulatory sanctions, to prevent the loss or to secure the reinstatement of any license or franchise, or if such holder is determined by any gaming regulatory agency to be unsuitable, has an application for a license or permit denied or rejected, or has a previously issued license or permit rescinded, suspended, revoked or not renewed. The certificate of incorporation will also contain provisions defining the redemption price and the rights of a disqualified security holder.

Registration Rights

The Sponsors each have demand registration rights with respect to the Caesars stock they currently own and both Sponsors and the co-investors can participate in any demand registration initiated by either Sponsor. To the extent the number of securities offered in any such offering has to be limited based upon the opinion of the underwriter or underwriters of such offering, the securities to be offered shall include (i) first, securities to be allocated pro rata among the Sponsors and their co-investors and (ii) second, only if all the securities referred to in clause (i) have been included, securities that Caesars proposes to include in such demand registration.

The Sponsors and their co-investors also have piggyback registration rights for any other offering not covered by a demand registration, provided that the co-investors can only participate if a Sponsor is participating in such offering as a selling stockholder. To the extent the number of securities offered in any such offering has to be limited based upon the opinion of the underwriter or underwriters of such offering, the securities to be offered shall include (i) first, all of the securities proposed to be sold in such offering by Caesars or any person exercising a contractual right to a demand registration, (ii) second, only if all the securities referred to in clause (i) have been included, securities to be allocated pro rata among the Sponsors and their co-investors, and (iii) third, only if all of the securities referred to in clause (ii) have been included, any other securities eligible for inclusion in such registration.

Caesars’ management stockholders also have piggyback registration rights in connection with any registered offering of Caesars stock. To the extent the number of securities offered in any such offering has to be limited based upon the opinion of the underwriter or underwriters of such offering, the securities to be offered shall include (i) first, all of the securities proposed to be sold in such offering by Caesars or any person exercising a contractual right to a demand registration, (ii) second, only if all the securities referred to in clause (i) have been included, securities to be allocated pro rata among the Sponsors and their co-investors, and (iii) third, only if all of the securities referred to in clause (ii) have been included, the securities held by management together with any other securities eligible for inclusion in such registration.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

We are governed by the Delaware General Corporation Law. Caesars’ certificate of incorporation and bylaws contain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise, or to remove or place our current management.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Caesars’ bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or one of its committees.

Delaware Anti-Takeover Law. Caesars is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, certain “business combinations” between a Delaware corporation whose stock generally is publicly traded and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

•	the corporation has elected in its certificate of incorporation not to be governed by Section 203, which we have elected;

•

the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before such stockholder became an interested stockholder;

•

upon consummation of the transaction that made such stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

•	the business combination is approved by the board of directors of the corporation and authorized at a meeting by two-thirds of the voting stock which the interested stockholder did not own.

The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.

Classified Board and Cumulative Voting. Our certificate of incorporation and bylaws provide for a classified board of directors, pursuant to which the board of directors is divided into three classes whose members serve three-year staggered terms. Our certificate of incorporation also prohibits cumulative voting by stockholders in connection with the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.

Removal of Directors. Our certificate of incorporation and bylaws provide that a director may be removed from office at any time, but only for cause and only by affirmative vote of at least two-thirds of the shares entitled to vote generally in the election of directors.

Number of Directors and Vacancies. Our bylaws permit the number of directors to be fixed only by an affirmative vote of at least two-thirds of the members of the board, and any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of a majority of our directors then in office, whether such vacancy occurs as a result of an increase in the number of directors or otherwise.

“Blank Check” Preferred Stock. Our certificate of incorporation authorizes the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares or establish a stockholders rights plan making a takeover more difficult and expensive.

Amendments to Certificate of Incorporation and Bylaws. Our certification of incorporation provides that any amendment to its bylaws will require the affirmative vote of two-thirds of the shares entitled to vote on any matter or the board of directors. Our certificate of incorporation also provides that any amendment to the certificate of incorporation relating to stockholder meetings, amendments to our bylaws or certificate of incorporation and the election or classification of our board of directors will require the affirmative vote of two-thirds of the shares entitled to vote on any matter.

Special Meetings of Stockholders. Our bylaws provide that, except as otherwise required by law, special meetings of stockholders can only be called by our board of directors.

Actions by Written Consent. Our bylaws prohibit stockholders from acting by written consent if less than 50.1% of our outstanding common stock is owned by the Sponsors.

Limitation of Officer and Director Liability and Indemnification Arrangements. Caesars’ certificate of incorporation limits the liability of our officers and directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

This charter provision has no effect on any non-monetary remedies that may be available to Caesars or its stockholders, nor does it relieve Caesars or its officers or directors from compliance with federal or state securities laws. The certificate also generally provides that Caesars shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he is or was a director or officer of Caesars, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such proceeding. An officer or director shall not be entitled to indemnification by Caesars if:

•	the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, Caesars’ best interests; or

•	with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

These charter and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control of Caesars.

Amendments to Certificate of Incorporation or Bylaws

Our certification of incorporation provides that any amendment to its bylaws will require the affirmative vote of two-thirds of the shares entitled to vote on any matter. Our certificate of incorporation also provides that any amendment to the certificate of incorporation relating to stockholder meetings, amendments to our bylaws or certificate of incorporation and the election or classification of our board of directors will require the affirmative vote of two-thirds of the shares entitled to vote on any matter.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A., Canton, Massachusetts.

Listing

Our common stock is listed on the NASDAQ Global Select Market under the symbol “CZR.”

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax considerations with respect to the ownership and disposition of our common stock applicable to non-U.S. holders (as defined below). This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect.

This discussion does not address U.S. federal estate tax or the Medicare contribution tax on certain net investment income. A non-U.S. holder should consult with their own tax advisors regarding the possible application of these taxes.

For the purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. Federal income tax purposes, an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

It is assumed for purposes of this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to non-U.S. holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein), holders liable for the alternative minimum tax, controlled foreign corporation, passive foreign investment companies, former citizens or former long-term residents of the United States, and holders who hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of U.S. state, local or non-U.S. taxes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of our common stock should consult their own tax advisors.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF OTHER U.S. FEDERAL TAX LAWS AND ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

Although we do not anticipate that we will pay any dividends on our common stock, if dividends are paid to non-U.S. holders, such dividends, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. Federal income tax principles) will be subject to U.S. federal income tax withholding at a rate of 30% (or lower rate provided by an applicable income tax treaty). To obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder generally will be required to provide us or our paying agent with a properly completed IRS Form W-8BEN certifying the non-U.S. holder’s entitlement to benefits under that treaty. In certain cases, additional requirements may need to be satisfied to avoid the imposition of U.S. withholding tax. See “—Recently Enacted Federal Tax Legislation” below for further details.

Because it will generally not be known, at the time a non-U.S. holder receives any distribution, whether the distribution will be paid out of our current or accumulated earnings and profits, we expect that a withholding agent will deduct and withhold U.S. tax at the applicable rate on all distributions that you receive on our common stock. If it is later determined that a distribution was not a dividend in whole or in part, you may be entitled to claim a refund of the U.S. federal income tax withheld with respect to that portion of the distribution, provided that the required information is timely furnished to the IRS.

If the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States, withholding should not apply, so long as the appropriate certifications are made by such non-U.S. holder. See “—Effectively Connected Income” below for additional information on the U.S. federal income tax considerations applicable with respect to such effectively connected dividends.

Gain on Disposition of our Common Stock

Subject to the discussion below under “—Information Reporting and Backup Withholding” and “—Recently Enacted Federal Tax Legislation,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the conduct, by such non-U.S. holder, of a trade or business in the United States, in which case the gain will be subject to tax in the manner described below under “—Effectively Connected Income”;

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case the gain (reduced by any U.S.-source capital losses) will be subject to 30% (or a lower applicable treaty rate) tax; or

•

we are, or have been, a “United States real property holding corporation” for U.S. federal income tax purposes, at any time during the shorter of the five-year period preceding such disposition and the non-U.S. holder’s holding period in our common stock; provided, that so long as our common stock is regularly traded on an established securities market, generally a non-U.S. holder would be subject to taxation with respect to a taxable disposition of our common stock, only if at any time during that five-year or shorter period it owned more than 5% directly or by attribution, of that class of common stock.

It is unclear whether we are, or will be, a U.S. real property holding corporation during the relevant period described in the third bullet point above. Under U.S. federal income tax laws, we will be a United States real property holding corporation if at least 50% of the fair market value of our assets has consisted of “United States real property interests.” If we were treated as a U.S. real property holding corporation during the relevant period described in the third bullet point above, any taxable gains recognized by a non-U.S. holder on the sale or other taxable disposition of our common stock would be subject to tax as if the gain were effectively connected with the conduct of the non-U.S. holder’s trade or business in the United States except the branch profits tax would not apply. See “—Effectively Connected Income.” In addition, if our common stock ceases to be traded on an established securities market the transferee of our common stock would generally be required to withhold tax, under U.S. federal income tax laws, in an amount equal to 10% of the amount realized by the non-U.S. holder on the sale or other taxable disposition of our common stock. The rules regarding U.S. real property interests are complex, and non-U.S. holders are urged to consult with their own tax advisors on the application of these rules based on their particular circumstances.

Effectively Connected Income

If a dividend received on our common stock, or gain from a sale or other taxable disposition of our common stock, is treated as effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, such non-U.S. holder will generally be exempt from withholding tax on any such dividend and any gain realized on such a disposition, provided such non-U.S. holder complies with certain certification requirements (generally on IRS Form W-8ECI). Instead such non-U.S. holder will generally be subject to U.S. federal income tax on a net income basis on any such gains or dividends in the same manner as if such holder were a U.S. person (as defined in the Code) unless an applicable income tax treaty provides otherwise. In addition, a non-U.S. holder that is a foreign corporation may be subject to a branch profits tax at a rate of 30% (or a lower rate provided by an applicable income tax treaty) on such holder’s earnings and profits for the taxable year that are effectively connected with such holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to such holder’s U.S. permanent establishment), subject to adjustments.

Information Reporting and Backup Withholding

Generally, we must report to our non-U.S. holders and the IRS the amount of dividends paid during each calendar year, if any, and the amount of any tax withheld. These information reporting requirements apply even if no withholding is required (e.g., because the distributions are effectively connected with the non-U.S. holder’s conduct of a United States trade or business, or withholding is eliminated by an applicable income tax treaty). This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Backup withholding, however, generally will not apply to distributions to a non-U.S. holder of shares of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person (as defined in the Code) that is not an exempt recipient.

Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied by the non-U.S. holder to the IRS.

Recently Enacted Federal Tax Legislation

On March 18, 2010, President Obama signed the “Hiring Incentives to Restore Employment (HIRE) Act”, or the HIRE Act, which includes a revised version of a bill known as the “Foreign Account Tax Compliance Act of 2009” or “FATCA.” Under FATCA, foreign financial institutions (which include most hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles regardless of their size) and certain other foreign entities must comply with new information reporting rules with respect to their U.S. account holders and investors or confront a new withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party). More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements will generally be subject to a new 30% withholding tax with respect to any “withholdable payments” made after December 31, 2012. For this purpose, withholdable payments are generally U.S.-source payments otherwise subject to nonresident withholding tax and also include the entire gross proceeds from the sale of any equity or debt instruments of U.S. issuers. The new FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain treated as foreign source income under the Code). 2011 IRS guidance provides that regulations implementing this legislation will defer this withholding obligation until January 1, 2014 for payments of dividends on U.S. common stock and until January 1, 2015 for gross proceeds from dispositions of U.S. common stock. Treasury is authorized to provide rules for implementing the FATCA withholding regime and coordinating the FATCA withholding regime with the existing nonresident withholding tax rules.

FATCA withholding will not apply to withholdable payments made directly to foreign governments, international organizations, foreign central banks of issue and individuals, and Treasury is authorized to provide additional exceptions.

Non-U.S. holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

PLAN OF DISTRIBUTION

We are registering the shares covered by this prospectus to permit the selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the shares offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the shares less any discounts and commissions. Each selling stockholder reserves the right to accept and, together with their respective agents, to reject, any proposed purchases of shares to be made directly or through agents.

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock offered by this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or privately negotiated prices. The selling stockholders may use any one or more of the following methods when selling the shares offered by this prospectus:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In connection with these sales, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions that in turn may:

•	engage in short sales of shares of the common stock in the course of hedging their positions;

•	sell shares of the common stock short and deliver shares of the common stock to close out short positions;

•	loan or pledge shares of the common stock to broker-dealers or other financial institutions that in turn may sell shares of the common stock;

•

enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of shares of the common stock, which the broker-dealer or other financial institution may resell under the prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

Broker dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholder and any underwriter, broker-dealer or agent regarding the sale of the shares by the selling stockholders.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “CZR.” However, we can give no assurances as to the development of liquidity or trading market for the shares.

In compliance with the guidelines of the Financial Industry Regulatory Authority, or FINRA, the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the proceeds from any offering pursuant to this prospectus and any applicable prospectus supplement.

Any shares covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The shares covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The shares may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

EXPERTS

The consolidated financial statements, and the related consolidated financial statement schedule, incorporated herein by reference from the Caesars Entertainment Corporation Annual Report on Form 10-K and the effectiveness of our internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual and quarterly reports and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings will also be available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Certain information about our company may also be obtained from our website at www.caesars.com. Information contained on our website or any other website is not incorporated by reference into and does not constitute part of this prospectus.

We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, referred to as the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus. We incorporate by reference the following documents which have been filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 14, 2012.

•

Our Current Reports on Form 8-K, filed on January 9, 2012, February 2, 2012 (other than the information furnished therein under Item 7.01), February 7, 2012 (other than the information furnished therein under Item 7.01), February 8, 2012 (other than the information furnished therein under Item 7.01), February 10, 2012 (other than the information furnished therein under Item 7.01), February 13, 2012 (other than the information furnished therein under Item 7.01), February 15, 2012, February 22, 2012 (other than the information furnished therein under Item 7.01), February 29, 2012 (other than the information furnished therein under Item 2.02) and March 2, 2012.

All documents and reports that we file with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the later of (1) the completion of the offering of the securities described in this prospectus and (2) the termination of the offering of securities pursuant to this prospectus, shall be incorporated by reference in this prospectus from the date of filing of such documents.

Upon request, we will provide to each person to whom a prospectus is delivered a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with the prospectus. You may request a copy of these filings or a copy of any or all of the documents referred to above which have been incorporated in this prospectus by reference, at no cost, by writing or telephoning us at the following address:

Caesars Entertainment Corporation

One Caesars Palace Drive

Las Vegas, NV 89109

Attention: Corporate Secretary

Telephone: (702) 407-6000

You should not assume that the information in this prospectus or any documents incorporated by reference is accurate as of any date other than the date of the applicable document. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

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Caesars Entertainment Corporation

Common Stock

PROSPECTUS

March 27, 2012